Exhibit 99.1

I-Mab Provides Business and Corporate Updates and Reports Financial

Results for the Six Months Ended June 30, 2021

•

13 significant clinical milestones achieved year-to-date, including critical positive data readout events for felzartamab (TJ202/MOR202), lemzoparlimab (TJC4), uliledlimab (TJD5), and plonmarlimab (TJM2) and more milestone achievements are expected before the year-end 2021

•

Felzartamab (TJ202/MOR202) is on track for Biologic License Application (BLA) submission in Q4 2021 and eftansomatropin alfa (TJ101) phase 3 trial on track for completion of patient enrollment and potential commercial collaboration

•

Growing pipeline with eight highly differentiated and clinically advanced assets in phase 2/3, followed by next generation of immuno-oncology assets, including bi-specific antibodies in phase 1 or pre-clinical stage and novel drug candidates enabled by transformative technologies for unique drug properties, e.g. AI-guided targeting, antibody by mRNA delivery, intracellular targeting and tumor-site activation

•

Inclusion of the MSCI China All Shares Index, preparation of potential dual listing on China’s STAR Market, and receiving of a high rating from the MSCI ESG assessment (the highest newly initiated rating among China-based biotech companies)

•	Progress in building the manufacturing and commercialization capabilities as part of Company’s transformation to a global biopharma

I-Mab to host conference calls and webcasts on August 31, 2021. A Mandarin session conference call will be held at 7:00 a.m. ET, and an English session conference call will be held at 8:00 a.m. ET.

SHANGHAI, China and GAITHERSBURG, Md., August 31, 2021 /PRNewswire/ — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced financial results for the six months ended June 30, 2021, and provided key business updates.

During the reporting period, I-Mab has made remarkable progress in its key business areas. Firstly, on the R&D front, the Company has rapidly advanced its globally competitive pipeline and achieved all critical clinical milestones as set in early 2021 for the key pipeline assets. More specifically, the Company had seven clinical trials initiated or soon to be initiated, achieved five key data readout events for its differentiated investigational drugs, i.e. CD38 antibody felzartamab (TJ202/MOR202), CD47 antibody lemzoparlimab (TJC4), CD73 antibody uliledlimab (TJD5), GM-CSF antibody plonmarlimab (TJM2) and novel IL-6 inhibitor olamkicept (TJ301). Furthermore, the Company has made significant progress in expanding the current pipeline through the bi-specific antibody panel, where two lead assets have advanced to clinical trials in the U.S. in early 2021, as well as the next generation of novel antibody candidates enabled by transformative technologies through collaborations. In this regard, the Company has successfully entered into five technology partnering deals to gain access to cutting-edge technologies to generate novel drug molecules with uniquely acquired drug properties, including mRNA delivery, AI-guided targeting, cell-penetrating antibody and tumor-site activation. Secondly, on the corporate development front, the Company has met all expected corporate milestones with respect to building its manufacturing facility in Hangzhou and its commercialization capabilities and preparation of the market launch of felzartamab. I-Mab is now globally connected with six sites or offices in China and two R&D facilities in the U.S. Thirdly, during the reporting period, the Company has initiated its dual listing plan for the STAR Market in China and received multiple prestigious corporate honors by the global biotech community and the capital market. The Company also made efforts to further strengthen its Board of Directors and Scientific Advisory Board with internationally reputable experts.

“With the corporate focus and execution by our highly committed team, I-Mab has managed to have successfully delivered outstanding results that have exceeded our original expectations set early this year,” said Dr. Jingwu Zang, Founder and Chairman of I-Mab. “We are thrilled by the achievements because many of the milestones are critical as they have provided positive and enabling clinical data needed for the further development of the key pipeline assets. Looking ahead, we will have 19 clinical trials either ongoing or soon to be initiated in both the United States and China by the end of this year, including our first BLA submission in Q4 2021. With these achievements, our pipeline is now not only innovative and globally competitive but also advanced with more assets moving towards late-stage clinical trials and BLA.”

“The progress we have made so far has placed us firmly on track to deliver the rest of the critical milestones and has effectively secured our overall development plan for the key assets such as felzartamab, eftansomatropin alfa, lemzoparlimab, uliledlimab, and plonmarlimab. We are very excited and confident to succeed in our journey to transition from a clinical stage biotech now to a global biopharma within the next few years,” Dr. Zang concluded.

Recent Pipeline Highlights and Upcoming Milestones

I-Mab has completed felzartamab 3L registrational trial, enabling the Company’s first BLA submission in Q4 2021, and currently manages two additional registrational trials, seven Phase 2 and eight Phase 1 clinical studies that are either ongoing or soon to be initiated in the U.S. and China. In parallel, a series of pre-clinical programs representing the next generation of innovative assets, i.e. bi-specific antibodies as well as so called “super antibodies”, are under the development and some will advance towards IND application in 2022.

Rapidly Advancing Clinical Development of the Late-Stage Assets for Near-Term Value Creation

(1) Phase 3/pre-BLA assets

Felzartamab (TJ202/MOR202): A differentiated CD38 antibody for the treatment of multiple myeloma (MM) and potentially autoantibody-mediated autoimmune diseases such as systemic lupus erythematosus (SLE). I-Mab has licensed development, manufacturing and commercialization rights for felzartamab in Greater China from MorphoSys.

Felzartamab for MM third-line treatment is on track for BLA submission in Q4 2021 and MM second-line registrational trial is on track. The Company plans to submit a new IND application in Q3 2021 to explore the combination of felzartamab with another I-Mab clinical asset as a potential first-line treatment for MM. The rationale of this combination study is strongly supported by the pre-clinical evidence.

•

Third-line MM: The topline data of the registrational trial have met the primary and secondary endpoints. More importantly, the data have confirmed the clinical advantages of felzartamab with respect to its lower infusion-related reaction rate, shorter infusion time for out-patient administration etc. BLA submission is on track for Q4 2021. Under the leadership of Mr. Zhu, Chief Commercial Officer, the Company has assembled an integrated multi-functional team to focus on the launch readiness of felzartamab in China.

•

Second-line MM: Phase 3 registrational trial of felzartamab in combination with lenalidomide for second-line MM is on track. The Company expects to complete patient enrollment in September 2021. The topline data package is expected to support a BLA submission in 2023.

•

Potential first-line MM: A new IND application is planned in Q3 2021 to initiate a clinical trial for the combination of felzartamab with another I-Mab clinical asset as a potential first-line treatment for MM.

•

SLE: in June 2021, The Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA) has approved the Company’s IND application to initiate Phase 1b trial of felzartamab in patients with SLE in Q4 2021.

Eftansomatropin alfa (TJ101): A differentiated long-acting growth hormone for pediatric growth hormone deficiency (PGHD). Eftansomatropin alfa is the only rhGH in its proprietary fusion protein format (pure protein-based molecule) and is not chemically linked with PEG or other linkers. Its safety, tolerability, and efficacy have been well demonstrated in a phase 2 clinical trial in the EU. I-Mab has the development, manufacturing, and commercial rights of eftansomatropin alfa in China from Genexine.

•

PGHD: in February 2021, the first patient was dosed in Phase 3 registrational trial (TALLER) of eftansomatropin alfa as a weekly treatment for PGHD patients in China. Complete patient enrollment (N=165) is expected in early 2022 to be on track for a planned BLA submission in 2023.

•	In parallel, the Company is under active discussions with potential commercial partners for the commercialization of eftansomatropin alfa in China.

(2) Core clinical assets

Lemzoparlimab (TJC4): A highly differentiated CD47 antibody being developed through a comprehensive clinical development plan for hematologic malignancies and solid tumors in China by I-Mab and globally by AbbVie. I-Mab’s goal is to achieve the first registration of lemzoparlimab in its class in China and facilitate global registration in collaboration with AbbVie, which leads global development and commercialization efforts. To achieve this goal, three clinical programs of lemzoparlimab are ongoing in parallel in both the U.S. and China, which will potentially lead to one or two pivotal clinical trials in 2022.

•

Lemzoparlimab in combination with rituximab for Non-Hodgkin’s lymphoma (NHL): The clinical trial is ongoing to enroll more patients in the U.S. with additional clinical sites joining in September 2021 in China. The preliminary clinical data is promising in terms of safety and efficacy signals in patients with NHL. The clinical results have been summarized and submitted for presentation at the 2021 American Society of Hematology (ASH) Annual Meeting. The Company expects to, pending approval by the NMPA, initiate a pivotal trial in patients with NHL in 2022 in China.

•

Lemzoparlimab in combination with AZA in AML and MDS: In May 2021, the first patient was dosed in an abbreviated phase 2 combination clinical trial in patients with newly diagnosed AML or MDS in China. Patient enrollment is on track to be completed in Q4 2021. Based on the preliminary clinical efficacy signal seen in patients on the study, it is expected that this study will potentially lead to a pivotal clinical trial, pending approval by the NMPA, in 2022 in China.

•

Lemzoparlimab in combination with pembrolizumab in patients with solid tumor: A phase 1b clinical trial is ongoing in the U.S. in patients with selected solid tumors. The preliminary clinical results are expected by the end of 2021 or early 2022. A “basket” clinical trial of lemzoparlimab in combination with a PD-1 antibody in patients with advanced solid tumors is expected to commence in China in Q4 2021.

•

Lemzoparlimab global phase 1b study, including combination with venetoclax, in patients with AML/MDS is being conducted in the U.S. by AbbVie. The study has the potential to lead to a global pivotal clinical trial where I-Mab will participate for the purpose of simultaneous registration of AML in China.

Uliledlimab (TJD5): A highly differentiated CD73 antibody being developed for solid tumors. Phase 1 clinical trial conducted in the U.S. was completed and the clinical data was presented at ASCO 2021 as described below. The Company is advancing the asset in phase 2 clinical trials in both the U.S. and China in selected tumor types in an effort to demonstrate clinical proof-of-concept. In parallel, the Company is exploring a potential global partnering deal.

•

Differentiated mechanism of action (MoA): the Company presented detailed data at the 2021 American Association for Cancer Research (AACR) Annual Meeting in April that highlighted the unique binding epitopes and structure of uliledlimab that enabled the complete CD73 enzymatic inhibition without the “hook effect,” as well as pre-clinical immuno-regulatory and anti-tumor activity as a single agent and in combination with PD-(L)1 antibodies.

•

Positive phase 1 results in patients with advanced solid tumors: the Company presented detailed U.S. phase 1 clinical data of uliledlimab in combination with atezolizumab in patients with advanced solid tumors at the 2021 ASCO Annual Meeting. The combination therapy is safe and well-tolerated with no dose-limiting toxicity. All treatment-related adverse events were either grade 1 or grade 2. Uliledlimab demonstrated a linear pharmacokinetic (PK) profile and reached full receptor occupancy on B cells at the middle and high dose levels with no “hook effect.” Among the 13 efficacy-evaluable patients dosed at ≥ 10 mg/kg, three patients had complete or partial responses (objective response rate = 23%) and three had stable disease (disease control rate = 46%). The clinical activity was observed in both PD-(L)1 treatment naïve and refractory cancer patients, including one partial response patient who previously failed nivolumab. Tumor types of patients who had complete or partial responses or stable disease included ovarian clear cell carcinoma, non-small cell lung cancer, and a few other cancers. The three responders were identified as the only patients who exhibited higher co-expression of tumor CD73 and PD-L1 as compared to non-responders, indicating a correlation between higher CD73 expression and clinical activity of uliledlimab and a potential role of CD73 as a predictive biomarker to warrant further investigation. The abstract was selected as a “Top 12” research abstract at the conference.

•

Phase 2 clinical trials: In February 2021, the first patient was dosed in a phase 2 clinical trial of uliledlimab in combination with toripalimab (TUOYI®) in patients with advanced solid tumors in China. In parallel, a phase 2 “basket” clinical trial is expected to be initiated in patients with selected advanced solid tumors in the U.S. in Q4 2021.

Plonmarlimab (TJM2): A monoclonal antibody targeting human granulocyte-macrophage colony-stimulating factor (GM-CSF), a cytokine that plays a critical role in acute and chronic inflammation. The Company recently carried out an interim analysis of its phase 2/3 clinical trial for the treatment of cytokine release syndrome (CRS) in patients with severe COVID-19 in the U.S. The results are reported below.

•

The interim analysis showed positive preliminary results in patients who were mechanical ventilation free (MVF) at baseline (N=91). Plonmarlimab treatment resulted in a higher MVF rate (83.6% vs. 76.7%) by day 30, a lower mortality rate (4.9% vs. 13.3%) by day 30, higher recovery rates (68.9% vs. 56.7% at day 14 and 80.3% vs. 70.0% at day 30), as well as reduced time to recovery and hospitalization duration, as compared to placebo. The magnitudes of the clinical improvements are comparable to those observed with lenzilumab in a similar patient population.[1] Biomarker results were consistent with the observed clinical outcome and indicated patients treated with plonmarlimab had a reduction in plasma levels of pro-inflammatory cytokines and chemokines critically involved in CRS, including TARC, IP10, GCSF, IL10, IL6, MCP1, IL1RA, TNF-alpha but not interferon-gamma. A transient increase in Neutrophil to Lymphocyte Ratio (NLR) that is commonly associated with disease exacerbation was only observed in placebo. Plonmarlimab was well tolerated in all patients with no significant safety concerns.

•	The Company is now continuing the Phase 2/3 clinical study in the U.S. and has begun to explore other clinical opportunities associated with CRS in China.

Efineptakin alfa (TJ107): The world’s first and only long-acting recombinant human interleukin-7 (“rhIL-7”). This asset is clinically positioned as a monotherapy for the treatment of cancer patients with lymphopenia and as a combination immunotherapy with a PD-1 or PD-L1 antibody for cancer treatment. I-Mab has the development, manufacturing, and commercial rights of efineptakin alfa in Greater China from Genexine.

I-Mab is accelerating the clinical development of efineptakin alfa by leveraging accumulative clinical data from multiple previous studies either as a monotherapy or in combination with checkpoint inhibitors in cancer patients, as conducted by I-Mab in China and Genexine and NeoImmuneTech in South Korea and the U.S., respectively.

[1]	https://www.medrxiv.org/content/10.1101/2021.05.01.21256470v1.full.pdf

•

Efineptakin alfa clinical development in China by I-Mab: (1) A phase 1 clinical trial in China in patients with advanced solid tumors is completed with topline safety and PK/PD data submitted for the 2021 Chinese Society of Clinical Oncology (CSCO) Annual Meeting. (2) A phase 2 clinical trial in patients with GBM: In February 2021, the first patient was dosed, and the study is on track for patient enrollment. (3) Another phase 2 clinical trial of efineptakin alfa in combination with pembrolizumab (Keytruda®) in advanced solid tumors was accepted by NMPA and will start when approved in patients with selected solid tumors, including triple-negative breast cancer (TNBC) and head and neck cancers.

•

Clinical data published by Genexine/NeoImmune Tech: (1) Triple-Negative Breast Cancer (TNBC): Data from the phase 1b/2 Keynote-899 study, presented at SITC 2020, showed that combination treatment of efineptakin alfa at 1200 ug/kg with pembrolizumab (Keytruda®) induced 27.8% ORR in patients with metastatic TNBC. (2) Glioblastoma multiforme (GBM): Interim results from the phase 1 trial (NCT03687957) in newly diagnosed patients with high-grade gliomas that had undergone chemoradiotherapy showed that absolute lymphocyte count (ALC) increased by 1.3 – 4.1 fold at week 4 in a dose-dependent manner and lasted up to 12 weeks after injection, with a one-year survival rate of 83.3% being observed so far.

(3) Other clinical assets

Olamkicept (TJ301): A differentiated IL-6 blocker for ulcerative colitis and other autoimmune diseases. I-Mab entered into a license agreement with Ferring Pharmaceuticals to develop and commercialize olamkicept for Greater China and South Korea in 2016. On April 23, 2021, the Company and Ferring signed a memorandum of understanding (MoU) to explore a possible collaboration to advance the development and commercialization of olamkicept in US and Canada, the European Union and Japan, if so agreed.

•

Ulcerative colitis: in April 2021, I-Mab reported positive topline phase 2 results for olamkicept in ulcerative colitis. The results demonstrated significantly higher clinical response rates after 12 weeks of treatment in patients receiving 600 mg olamkicept as compared with those on placebo (p=0.032). Significantly more patients in the 600 mg olamkicept group achieved clinical remission and mucosal healing than in the placebo group (p<0.001). The detailed data analysis was presented at the 2021 Digestive Disease Week (DDW) in the U.S. and the 2021 European Crohn’s and Colitis Organisation (ECCO) meeting. A phase 3 clinical trial is being planned.

Enoblituzumab (TJ271): A humanized B7-H3 antibody as an immuno-oncology treatment agent. As an anti-tumor agent, enoblituzumab works through a unique dual mechanism, i.e. ADCC and immune activation. Over the years, MacroGenics has generated sufficient clinical data in cancer patients, which provide a critical guidance for further clinical development of enoblituzumab in the treatment of cancers. In addition, I-Mab’s in-house work is geared towards delineating the combo strategy where enoblituzumab in combination with another treatment agent achieves synergism required for increased clinical efficacy. The Company’s development strategy is to move ahead with a combination therapy with pembrolizumab (Keytruda®) in selected cancer types, followed by new combo studies with other validated anti-tumor agent(s). I-Mab licensed the development, manufacturing, and commercialization rights of enoblituzumab in Greater China from MacroGenics.

•

The Company plans to submit an IND in Q4 2021 to initiate a phase 2 clinical trial of enoblituzumab in combination with pembrolizumab (Keytruda®) in patients with selected solid tumors in China. The study is designed as a “basket” clinical trial involving NSCLC and two other selected cancer types based on the previous studies conducted by MacroGenics.

TJ210: A novel monoclonal antibody targeting C5aR1 to treat cancers through myeloid-derived suppressor cells and modulation of tumor micro-environment in favor of enhanced anti-tumor immune response as a novel mechanism of action. The pre-clinical studies have provided ample scientific evidence for the role of TJ210 in the treatment of cancers. Research is continuing, through in vitro and in vivo experimental systems, to identify and validate the most effective combo partner(s) for TJ210 to guide further clinical development of TJ210. I-Mab owns the China rights from MorphoSys and co-develop the asset globally with MorphoSys.

•	Phase 1 clinical trial in patients with relapsed or refractory advanced solid tumors by I-Mab in the U.S.: In January 2021, the first patient was dosed, and the study is on track.

•

Phase 1 clinical trial in China: in January 2021, the Company received China NMPA clearance for phase 1 clinical trial of TJ210 in patients with advanced solid tumors. I-Mab expects to commence the study in early 2022.

Pipeline New-Comers as Bi-Specific Antibodies Driven by 2nd Wave Innovation and as “Super Antibodies” by 3rd Wave Innovation Through Transformative Technologies

(1) Bi-Specific Antibodies

The Company’s bispecific antibodies are novel and designed to address the current unmet medical need in oncology where the majority of cancer patients respond poorly to checkpoint inhibitors as their tumors are often characterized as immunologically ‘cold’ tumor type. I-Mab’s bi-specific antibodies are structurally and functionally enabled to convert immunologically resistant ‘cold’ tumors to immunologically responsive ‘hot’ tumors by targeting multiple immune pathways so as to achieve synergistic anti-tumor activities. They can be categorized into three antibody formats, namely PD-L1-based bispecific antibodies, 4-1BB-based conditional T cell engagers, and antibody-cytokine fusion or so-called immuno-cytokines. During the reporting period, two lead bi-specific antibody assets have advanced to Phase 1 clinical trials in the U.S.

TJ-CD4B: A novel Claudin 18.2 and 4-1BB bispecific antibody capable of binding to tumor cells expressing Claudin 18.2, i.e., gastric cancer and pancreatic cancer cells, and stimulating intra-tumoral T cells by the 4-1BB arm designed to become functionally active only upon tumor engagement whilst silent elsewhere.

•

Pre-clinical studies have demonstrated superior tumor-dependent immune activation with TJ-CD4B compared to 4-1BB monoclonal antibody. The anti-tumor activity is only achieved locally at the tumor site with no hepatotoxicity or systemic side effects that are commonly seen with 4-1BB monoclonal antibodies when used alone. Studies have also demonstrated a memory response that can resist tumor rechallenge for a long-lasting treatment effect.

In June 2021, the first patient was dosed in a phase 1 clinical trial of TJ-CD4B in patients with advanced or metastatic solid tumors in the U.S. To accelerate its clinical development, China sites will join the dose expansion part of the study in Q1 2022, enrolling patients with gastric cancer, gastroesophageal junction carcinoma, esophageal adenocarcinoma, and pancreatic ductal adenocarcinoma.

TJ-L14B: A differentiated PD-L1-based bispecific antibody with the PD-L1 arm as the tumor-dependent T-cell activator and the 4-1BB arm as the conditional T cell activator upon local tumor engagement.

•

Pre-clinical animal model studies of TJ-L14B have demonstrated a superior anti-tumor effect attributable to the synergism of the two antibody arms in activating intra-tumoral T cells. The 4-1BB arm utilizes the same bispecific antibody format as in TJ-CD4B, aiming to minimize systemic toxicity as a class effect.

•	In April 2021, the first patient was dosed in a phase 1 clinical trial of TJ-L14B in the U.S. in patients with advanced or metastatic solid tumors. The study is on track.

In addition, other novel bispecific antibodies are currently under pre-clinical development and are expected to advance to the clinical studies in 2022, including:

•

TJ-C4GM is a fortified CD47 antibody with GM-CSF cytokine. This antibody-cytokine fusion is designed to enhance the anti-tumor effect of CD47 antibody for solid tumors by activating and converting pro-tumor M2 macrophages to anti-tumor M1 macrophages through the GM-CSF arm.

•	TJ-L1C4 belongs to I-Mab’s PD-L1 based bispecific antibody family and uses CD47 antibody as the other arm.

•

TJ-L1I7 is an antibody-cytokine fusion protein with the anti-PDL1 antibody fused with IL-7, which is designed to increase both the number and functionality of T cells drawn to the tumor thereby turning “cold” tumor into a more immune-responsive “hot” tumor.

(2) Super Antibodies Enabled by Transformative Technologies

The Company recently launched a discovery initiative (the third wave innovation) to build a new portfolio of next generation of innovative drug candidates characterized as novel “super antibodies”. These super antibodies are structurally different from monoclonal or bi-specific antibodies and uniquely enabled by transformative technologies such as an mRNA-based antibody, masked antibody, cell-penetrating antibody and AI-guided cytokine drugs etc. The Company has gained the access to these cutting-edge technology platforms through collaborations as described below. This growing new portfolio of novel drug candidates represents I-Mab’s strong commitment to sustaining the global competitiveness of its pipeline through continued innovation and complements the existing clinical programs.

•	In collaboration with Complix, an EU-based biotech company, to discover and develop Cell Penetrating Alphabodies (CPAB) for otherwise intractable intracellular drug targets.

•	In collaboration with Affinity, a Shanghai-based biotech company, to discover and develop masked antibodies for targeted tumor-site activation.

•	In collaboration with Immorna, an mRNA biotech company, to discover and develop self-replicating mRNA for in vivo synthesized therapeutic biologics.

•	In collaboration with neoX Biotech, an AI-enabled R&D biotech company, to accelerate the R&D process of novel targets and modalities.

The Company continues to drive innovation and scientific leadership in immuno-oncology globally. These collaborations are expected to be followed by additional partnering deals that are under discussion, which are designed to propel the discovery engine to drive future pipeline growth.

Business Development and Partnering deals

During the reporting period, the Company has completed 7 licensing and partnering deals that are geared to support the next generation of innovative assets. In addition, the Company is in discussion or business negotiation with potential partners on the following opportunities: (1) Eftansomatropin alfa (TJ101) for a commercial partnering deal with a potential partner at a term-sheet stage, for which I-Mab expects to hold MAH and share in significant sales profit; and (2) Other ongoing BD activities, focusing on in-licensing opportunities for the purpose of enriching the Company’s initial commercial portfolio. In addition, the Company is exploring a potential global partnering deal with respect to uliledlimab (TJD5) where I-Mab expects to retain the Greater China rights and grant ex-China rights to a potential global partner.

Transitioning from a Clinical Stage Biotech to Become a Global Biopharma

I-Mab has embarked on a journey to evolve from a clinical stage biotech today to a global biopharma within the next three years. The Company has been expanding its global R&D and corporate footprint and is now globally connected with six sites or offices in China (Shanghai, Beijing, Hangzhou, Guangzhou, Lishui, and Hong Kong) and two sites in the U.S. (Maryland and San Diego). During the reporting period, the Company has made significant progress in advancing its build-up of the manufacturing facility in Hangzhou and its commercialization capability to prepare for the market launch of felzartamab, which has already started in 2021.

Expanding global footprint

(1) A new R&D facility is being established in San Diego, CA, in the U.S. to focus on translational medicine and biomarker research to support the clinical development of I-Mab pipeline assets in the U.S. and China. The center will also host the CMC formulation research and global alliance management. The facility will be operational in Q4 2021; (2) Opening of a new office in Guangzhou, China as a regional hub for clinical development and commercial activities, further aligning the Company’s strategy with the Greater Bay Area (“GBA”) initiative. These new sites complement with Company’s existing facilities and are designed to facilitate its ambition to become a global biopharma.

Building manufacturing capability in Hangzhou

To support its growing pipeline and planned production of the upcoming commercial products, the Company has made substantial progress in the construction of a state-of-the-art GMP manufacturing facility in Hangzhou, China. The pilot plant with 3 x 2,000L production lines is on track to become operational by mid-2022. The PD laboratory is already functional to handle I-Mab’s CMC projects. The commercial production facility is being constructed to accommodate up to 8 x 4,000L production lines and is on track to be operational by the end of 2023 or early 2024. The Hangzhou facility has been designed in compliance with Good Manufacturing Practice (GMP) standards adopted by the U.S. Food & Drug Administration (FDA), the China National Medical Products Administration (NMPA), and European Medicines Agency (EMA).

Expanding the commercialization capability for the market launch of felzartamab and other upcoming products

During the reporting period, the Company has advanced to expand the initial commercialization capability in the following four areas. (1) The key commercial strategy for I-Mab is to leverage its key pipeline products, i.e. felzartamab for multiple myeloma and lemzoparlimab for leukemia, e.g. AML and MDS, and lymphoma when combined with rituximab, to become a leader in the hematologic oncology therapeutic area in China. (2) The current expert commercial core team is being expanded to cover all commercialization functions, including regulatory, market research, market access, reimbursement, sales team etc. The team will be ready for scale up as felzartamab approaches the planned market launch. (3) An integrated multi-functional team consisting of different expertise has been assembled and working towards “preparing the organization”, “preparing the market” and “preparing the product” for felzartamab. (4) There are ongoing efforts to enrich the initial product portfolio, beyond felzartamab, through in-licensing and commercial partnering opportunities. Potential deals are expected in late 2021 or early 2022.

ESG Update

In July 2021, I-Mab was granted a BBB rating, the highest newly initiated rating among China-based biotech companies, by the MSCI ESG assessment. In August 2021, the Company established an ESG Committee. The committee consists of Ms. Huaqiong Shen, executive director and CEO of I-Mab, and two independent directors, Mr. Chun Kwok Alan Au and Ms. Rong Shao. Mr. Chun Kwok Alan Au also chairs the committee to ensure impartiality. As the oversight body for the Company’s ESG practices, the committee is responsible for supervising the ESG strategies, policies, long-term sustainability objectives and risks of the Company. In addition, the Company also set up an ESG working group to address daily ESG workflows.

I-Mab’s vision has been not only to bring innovative therapies to global patients and create value for its shareholders but is also committed to high corporate governance standards, diversity, green operations, sustainable development, and transparent disclosures. Looking forward, the Company will continuously improve its ESG practice and carry out new initiatives to further integrate ESG factors into its strategies and corporate values and communicate periodic progress with investors in a timely manner.

Corporate Development

•	I-Mab was added to the MSCI China All Shares Index in May 2021, demonstrating I-Mab’s growing profile and recognition among the global investor communities.

•

To support its long-term growth, I-Mab’s Board of Directors approved a preliminary proposal for the potential dual listing of the Company’s newly issued shares on the Science and Technology Innovation Board of the Shanghai Stock Exchange (STAR Market). The Company is also considering equity listing on the Main Board of the Hong Kong Stock Exchange under Chapter 18A of the Hong Kong Listing Rules.

•

I-Mab’s appointment of Ms. Lan Kang as a new member of the Company’s board of directors on August 31, 2021. Ms. Kang is currently a managing director at CBC Group, where she is responsible for managing all the portfolio companies of the Group. Prior to CBC Group, she was an Executive Board Director and SVP of Fosun International and led Fosun’s insurance business globally. She was also on the board of Fosun Pharma and Fosun United Health Insurance. Prior to joining Fosun, Ms. Kang was a Senior Client Partner at Korn/Ferry (KF) International. She successfully developed the Life Sciences practice for KF in mainland China, providing executive search and leadership assessment and human resources consulting to both multinational and local Chinese clients. Prior to that, Ms. Kang was a management consultant at McKinsey & Company, also focusing on the healthcare practice in China. Concurrently, Ms. Mengjiao Jiang, managing director at CBC Group, has resigned from the I-Mab Board due to CBC Group’s internal transition of her roles and responsibilities.

•	I-Mab held a corporate R&D event in April 2021, focusing on cutting-edge sector insights from industry experts and the latest progress of pipelines from management.

•

I-Mab expanded the expertise of its board with the appointment of international gastrointestinal oncology expert Dr. Andrew Zhu to its Scientific Advisory Board, and Dr. Ruyi He and Professor Rong Shao to I-Mab’s Board of Directors.

•

I-Mab was ranked among the top companies by the leading global financial publication Institutional Investor in both the “Honored Companies” and “Best CFO” categories, according to its 2021 All-Asia Executive Team survey.

•

I-Mab was honored with the T+ Excellent Employer award based on an assessment of best practices in areas such as technological leadership, organization and talent, and commitment to creating a diversified workplace.

•	I-Mab was ranked as “2021 Top 50 Enterprises of Technology Power” by Frost&Sullivan and LeadLeo.

•	I-Mab donated RMB 1 million to Henan Charity General Federation for the rescue and reconstruction of flood-hit regions in Henan Province.

First-Half 2021 Financial Results

Cash Position

As of June 30, 2021, the Company had cash, cash equivalents, restricted cash, and short-term investments of RMB 4.8 billion (US $739.2 million), compared with RMB 4.8 billion as of December 31, 2020. Our strong cash balance provides us with adequate funding support and strategic flexibility as we transition from a clinical stage biotech to a global biopharma company over the next few years.

Net Revenues

Total net revenues for the six months ended June 30, 2021 were RMB 17.8 million (US $2.8 million). The total net revenues for the comparable period in 2020 were nil. Revenues generated for the six months ended June 30, 2021 solely consisted of revenues recognized in connection with I-Mab’s strategic collaboration with AbbVie.

Research & Development Expenses

Research and development expenses for the six months ended June 30, 2021 were RMB 593.0 million (US $91.8 million), compared with RMB 442.3 million for the six months ended June 30, 2020. The increase was primarily due to increased CRO service fees to advance the Company’s broad clinical and pre-clinical pipeline, especially for lemzoparlimab (TJC4), uliledlimab (TJD5), and eftansomatropin alfa (TJ101). Share-based compensation expense was RMB 112.7 million (US $17.5 million) for the six months ended June 30, 2021, compared with RMB 132.7 million for the six months ended June 30, 2020.

Administrative Expenses

Administrative expenses for the six months ended June 30, 2021 were RMB 451.5 million (US $69.9 million), compared with RMB 171.4 million for the six months ended June 30, 2020. The increase was primarily due to higher share-based compensation expenses in relation to management, increased professional service expenses (including expenses that were one-off in nature) and expansion in payroll and payroll-related expenses as a result of increased headcount (including new hires in preparation for product launch and commercialization). Share-based compensation expense was RMB 222.0 million (US $34.4 million) for the six months ended June 30, 2021, compared with RMB 97.1 million for the six months ended June 30, 2020. One-time expenses were RMB 69.9 million (US $10.8 million) for the six months ended June 30, 2021, compared with nil for the six months ended June 30, 2020.

Net Loss

Net loss for the six months ended June 30, 2021 was RMB 1,076.5 million (US $166.7 million), compared with RMB 582.9 million for the six months ended June 30, 2020. Net loss per share attributable to ordinary shareholders for the six months ended June 30, 2021 was RMB 6.38 (US $0.99), compared with RMB 4.78 for the six months ended June 30, 2020. Net loss per ADS attributable to ordinary shareholders for the six months ended June 30, 2021 was RMB 14.67 (US $2.28), compared with RMB 10.99 for the six months ended June 30, 2020.

Non-GAAP Net Loss

Non-GAAP adjusted net loss, which excludes share-based compensation expenses, for the six months ended June 30, 2021 was RMB 729.4 million (US $113.0 million), compared with RMB 353.1 million for the six months ended June 30, 2020. Non-GAAP adjusted net loss per share attributable to ordinary shareholders for the six months ended June 30, 2021 was RMB 4.32 (US $0.67), compared with RMB 2.90 for the six months ended June 30, 2020. Non-GAAP adjusted net loss per ADS attributable to ordinary shareholders for the six months ended June 30, 2021 was RMB 9.94 (US $1.54), compared with RMB 6.67 for the six months ended June 30, 2020.

Conference Call and Webcast Information

The Company’s management will host conference calls to discuss the results and updates, and a Mandarin session conference call will be held at 7:00 a.m. ET, and an English session conference call will be held at 8:00 a.m. ET. The conference calls can be accessed by the following Zoom links:

Mandarin Session

Meeting URL:	https://zoom.us/j/96267698618?pwd=S3p1NzZqdzdtQnZmS2lEbUpkeGk5Zz09

Meeting ID:	962 6769 8618

Password:	781902

English Session

Meeting URL:	https://zoom.us/j/99563840425?pwd=VTNTbUNFOHJhY1ptZFpkbU93WDBKUT09

Meeting ID:	995 6384 0425

Password:	819127

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon, commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global collaborations. The Company is on track to transition from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facilities and commercial capability. I-Mab has offices in Beijing, Shanghai, Hangzhou, Hong Kong and Maryland, United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical developments, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted net income (loss) as a non-GAAP financial measure. Adjusted net income (loss) represents net income (loss) before share-based compensation. The Company’s management believes that adjusted net income (loss) facilitates better understanding of operating results and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted net income (loss) is that adjusted net income (loss) excludes share-based compensation expense that has been and may continue to be incurred in the future.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB 6.4566 to US$1.00, the rate in effect as of June 30, 2021 published by the Federal Reserve Board.

For more information, please contact:

I-Mab

Jielun Zhu, Chief Financial Officer

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Chief Communications Officer

E-mail: Gigi.Feng@i-mabbiopharma.com

Office line: +86 21 6057 5785

Investor Inquiries:

The Piacente Group, Inc.

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363

I-MAB

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	4,758,778	4,341,960	672,484
Restricted cash	—	8,095	1,254
Accounts receivable	130,498	—	—
Contract assets	227,391	242,905	37,621
Short-term investments	31,530	422,345	65,413
Prepayments and other receivables	195,467	200,422	31,040

Total current assets	5,343,664	5,215,727	807,812
Property, equipment and software	25,272	22,316	3,456
Operating lease right-of-use assets	14,997	43,181	6,688
Intangible assets	120,444	120,055	18,594
Goodwill	162,574	162,574	25,180
Investment accounted for using the equity method	664,832	578,030	89,525
Other non-current assets	2,010	6,131	950

Total assets	6,333,793	6,148,014	952,205

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	560,558	536,164	83,041
Operating lease liabilities, current	8,058	9,896	1,533
Deferred subsidy income	7,509	4,560	706

Total current liabilities	576,125	550,620	85,280
Put right liabilities	116,006	100,254	15,527
Operating lease liabilities, non-current	5,542	31,245	4,839
Other non-current liabilities	8,975	6,200	960

Total liabilities	706,648	688,319	106,606

Shareholders’ equity
Ordinary shares (US$0.0001 par value, 500,000,000 and 800,000,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively; 164,888,519 and 177,014,055 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	114	122	19
Additional paid-in capital	7,701,116	8,683,716	1,344,936
Accumulated other comprehensive loss	(50,793)	(124,370)	(19,262)
Accumulated deficit	(2,023,292)	(3,099,773)	(480,094)

Total shareholders’ equity	5,627,145	5,459,695	845,599

Total liabilities and shareholders’ equity	6,333,793	6,148,014	952,205

I-MAB

Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Revenues
Licensing and collaboration revenue	—	17,775	2,753
Expenses
Research and development expenses (Note 1)	(442,291)	(592,993)	(91,843)
Administrative expenses (Note 2)	(171,384)	(451,500)	(69,928)

Loss from operations	(613,675)	(1,026,718)	(159,018)
Interest income	18,955	9,409	1,457
Interest expense	(957)	—	—
Other income, net	12,824	51,904	8,039
Equity in loss of an affiliate (Note 3)	—	(114,200)	(17,687)

Loss before income tax expense	(582,853)	(1,079,605)	(167,209)
Income tax benefit	—	3,124	484

Net loss attributable to I-MAB	(582,853)	(1,076,481)	(166,725)

Net loss attributable to ordinary shareholders	(582,853)	(1,076,481)	(166,725)

Net loss attributable to I-MAB	(582,853)	(1,076,481)	(166,725)
Foreign currency translation adjustments, net of nil tax	34,726	(73,577)	(11,396)

Total comprehensive loss attributable to I-MAB	(548,127)	(1,150,058)	(178,121)

Net loss attributable to ordinary shareholders	(582,853)	(1,076,481)	(166,725)
Weighted-average number of ordinary shares used in calculating net loss per share - basic	121,815,986	168,827,190	168,827,190
Weighted-average number of ordinary shares used in calculating net loss per share - diluted	121,815,986	168,827,190	168,827,190
Net loss per share attributable to ordinary shareholders
—Basic	(4.78)	(6.38)	(0.99)
—Diluted	(4.78)	(6.38)	(0.99)
Net loss per ADS attributable to ordinary shareholders (Note 4)
—Basic	(10.99)	(14.67)	(2.28)
—Diluted	(10.99)	(14.67)	(2.28)

Note:

(1)	Includes share-based compensation expense of RMB132,724 thousand and RMB112,696 thousand (US$17,454 thousand) for the six months ended June 30, 2020 and 2021, respectively.
(2)	Includes share-based compensation expense of RMB97,071 thousand and RMB222,027 thousand (US$34,388 thousand) for the six months ended June 30, 2020 and 2021, respectively.
(3)	Includes share-based compensation expense of nil and RMB12,338 thousand (US$1,911 thousand) for the six months ended June 30, 2020 and 2021, respectively.
(4)	Each ten ADSs represents twenty-three ordinary shares.

I-MAB

Reconciliation of GAAP and Non-GAAP Results

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
GAAP net loss attributable to I-MAB	(582,853)	(1,076,481)	(166,725)
Add back:
Share-based compensation expense	229,795	347,061	53,753

Non-GAAP adjusted net loss attributable to I-MAB	(353,058)	(729,420)	(112,972)

Non-GAAP adjusted loss attributable to ordinary shareholders	(353,058)	(729,420)	(112,972)
Weighted-average number of ordinary shares used in calculating net loss per share - basic	121,815,986	168,827,190	168,827,190
Weighted-average number of ordinary shares used in calculating net loss per share - diluted	121,815,986	168,827,190	168,827,190
Non-GAAP adjusted loss per share attributable to ordinary shareholders
—Basic	(2.90)	(4.32)	(0.67)
—Diluted	(2.90)	(4.32)	(0.67)
Non-GAAP adjusted loss per ADS attributable to ordinary shareholders
—Basic	(6.67)	(9.94)	(1.54)
—Diluted	(6.67)	(9.94)	(1.54)